January 27, 2009
VIA EDGAR
Mr. H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	Ultra Petroleum Corp. Annual report for the fiscal year ended December 31, 2007 Filed Feb. 26, 2008 File No. 1-33614
Dear Mr. Schwall:
On behalf of our client, Ultra Petroleum Company (“Ultra”), we are providing this letter as a response to the comment from the staff of the Division of Corporation Finance (the “Staff”) set forth in your letter of December 22, 2008. To facilitate your review, we have reproduced below the original text of the Staff’s comment, and have included our client’s response immediately following the comment.
Comment:
1.	In future filings, please discuss the material terms of your contracts, if any, with customers that account for more than 10% of your revenues. Also file the contracts as exhibits.
Response:
In future filings, to the extent required by Regulation S-K, we will discuss the material terms of our contracts with customers that account for more than 10% of our revenues and we will file such contracts as exhibits to the corresponding periodic filing.
Ultra hereby acknowledges that:
•	Ultra is responsible for the adequacy and accuracy of the disclosure in the filing;

Division of Corporation Finance
January 27, 2009

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Ultra may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you or your Staff have any questions concerning the enclosed materials, please contact me at (713) 547-2081.
Very truly yours,
George G. Young III

cc:	John Lucas Carmen Moncada-Terry Securities and Exchange Commission

Michael D. Watford Marshall D. Smith Ultra Petroleum Corp.